UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the transition period from _______ to _______
Commission File Number 001-12209
A.	Full title of the plan and address of the plan, if different from the issuer named below
RANGE RESOURCES CORPORATION
401 (k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office
Range Resources Corporation
777 Main Street, Suite 800
Fort Worth, Texas, 76012

Report of Independent Auditors	F-1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	F-2

Statements of Changes in Net Assets Available for Plan Benefits	F-3

Notes to Financial Statements	F-4

Supplemental Schedule —Form 5500 Schedule H, line 4i-Schedule of Assets Held for Investment Purposes at End-of-Year	F-11

Signatures	F-12

Exhibit Index	F-13

Exhibit 23- Consent of Independent Auditors	F-14

Exhibit 99.1- Certification of Periodic Reports	F-15
Consent of Independent Accountants
Certification Pursuant to Section 906

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Range Resources Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Whitley Penn
Fort Worth, Texas
May 19, 2006

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$18,820,143	$5,212,544
Common collective trust	4,026,615	1,271,155
Range Resources common stock	17,062,600	7,246,181
Participant loans	607,208	254,552

Total assets	40,516,566	13,984,432

Liabilities
Liability for excess contribution	66,799	—

Net assets available for benefits	$40,449,767	$13,984,432

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2005	2004
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$8,887,690	$4,267,858
Interest and dividends	705,965	108,196

Total investment income	9,593,655	4,376,054

Transfers from another trust	15,080,181	—

Contributions:
Non-cash:
Employer stock	873,000	770,100
Cash:
Participant	2,076,364	997,075
Employer match	646,538	—
Rollover	54,078	—

Total contributions	3,649,980	1,767,175

Total additions to net assets	28,323,816	6,143,229

Deductions from net assets
Benefits paid to participants	1,858,481	1,112,147
Participant loans terminated due to withdrawal of participants	—	37,096

Total deductions from net assets	1,858,481	1,149,243

Net increase in net assets available for benefits	26,465,335	4,993,986

Net assets available for benefits at beginning of year	13,984,432	8,990,446

Net assets available for benefits at end of year	$40,449,767	$13,984,432

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
A. Description of the Plan
Plan Description
The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On January 1, 2005, the Company merged the net assets of the Great Lakes Energy Partners, LLC 401(k) Plan in the amount of $15.1 million into the Plan. The assets of this plan have been recorded as “Transfers from another trust” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005.
The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.
Contributions
Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. Integrated contributions are equal to 5.7% of each active participant’s eligible compensation in excess of the social security taxable wage base in 2005 and 2004.
Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.
Participants must be employed on the last day of the Plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors determines the percentage of employee salaries that the Company will contribute as a profit sharing contribution. In 2005 and 2004, the Company made profit sharing contributions, in the form of Company stock, at the rate of 3% and 6% of an eligible participant’s salary, which approximated $873,000 and $770,000, respectively.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
A. Description of the Plan — continued
Contributions — continued
At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. Effective January 1, 2005, the Company began making matching cash contributions to participant accounts. The cash match during 2005 was $0.50 on the dollar (per pay period) up to the first 6% of participant contributions, which approximated $647,000.
Participant Accounts
Each participant’s account is credited with the participant’s elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:

Vested
Years of Service	Percentage

Less than One (1) year	0%
One (1) year	40%
Two (2) years	80%
Three (3) or more years	100%
A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.
Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for 2005 and 2004, ranged from 4.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
A. Description of the Plan — continued
Benefit Payments
Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited and reallocated to the remaining participants once it is assured that a break in service was incurred by the withdrawing participant. Disbursements for benefits are recorded when paid.
A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; or, (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence.
Forfeitures
Forfeited balances of terminated participants’ non-vested accounts are reallocated to the account balances of the remaining participants.
Administrative Expenses
The Plan Sponsor pays administrative expenses of the Plan. During 2005 and 2004, the Plan Sponsor paid approximately $23,000 and $16,700, respectively, of Plan expenses on behalf of the Plan.
B. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from these estimates.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
B. Summary of Significant Accounting Policies — continued
Investment Valuation and Income Recognition
Investments are valued at fair market value as of December 31, 2005 and 2004. The common stock of the Company is valued at the last reported sales price on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.
Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
These investments are subject to market or credit risks customarily associated with equity investments. Participant loans are recorded at the unpaid principal balance, which approximates fair value.
Contributions
Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.
C. Investments
Participants may direct their 401(k) salary deferrals to be invested into any of the nineteen investment funds offered by the Plan as well as common stock of the Company.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
C. Investments — continued
Non-cash profit sharing contributions made in the form of the Company’s common stock, by the Company, can be redirected by participants into any of the nineteen investment options offered by the Plan.
The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2005
Range Resources common stock	$17,062,600
American Growth Fund of America — R3	4,785,515
DWS Stable Value Trust-Institutional Shares	4,026,615
DWS Dreman High Return Equity — A	2,887,749

Description	2004
Range Resources common stock	$7,246,181
American Growth Fund of America — R3	1,410,876
Scudder Stable Value Fund	1,271,155
Scudder Dreman High Return Equity — A	929,015
Common stock of the Company represented approximately 42% and 52% of total net assets available for benefits at December 31, 2005 and 2004, respectively.
During 2005 and 2004, the Composition of the Plan’s net realized and unrealized gains on investments was as follows:

	2005	2004
Mutual Funds	$1,060,198	$470,673
Range Resources common stock	7,827,492	3,797,185
Common Collective Trust	—	—

	$8,887,690	$4,267,858

D. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Company has adopted the Scudder Trust Company Prototype Defined Contribution Plan, which has been approved by the IRS for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
E. Forfeitures
At December 31, 2005 and 2004, the balance in the forfeiture account approximated $60,000 and $36,000, respectively. In 2005, there was approximately $36,000 of forfeitures reallocated to participants. In 2004, there was approximately $6,000 of forfeitures reallocated to participants.
F. Transactions with Parties-in-Interest
Participants have the option to invest their salary deferrals into the common stock of the Company or shares of mutual funds managed by Scudder. Scudder acts as trustee for these investments as defined by the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.
G. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.
H. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, per the financial statements to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$40,449,767	$13,984,432
Liability for excess contributions	66,799	—

Net assets available for benefits per the Form 5500	$40,516,566	$13,984,432

The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements. The modified cash basis of accounting was used in preparing the Form 5500, whereas the Plan’s financial statements have been prepared on the accrual basis of accounting as required by accounting principles generally accepted in the United States of America.

SUPPLEMENTAL SCHEDULE

RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
       EIN:  34-1312571
       Plan:  002

		(c)		(e)
	(b)	Description	(d)	Current
(a)	Identity of Issuer	of Investments	Cost	Value
*	Range Resources Corp.	Common Stock	**	$17,062,600

	American Funds	The Growth Fund of America — Class R3		4,785,515

*	DWS	Stable Value Trust — Institutional Shares	**	4,026,615

*	DWS	Dreman High Return Equity — A	**	2,887,749

	Oppenheimer	Global Fund — Class N	**	1,830,139

*	DWS	Core Fixed Income Fund — Class A	**	1,595,363

*	DWS	Mid Cap Growth Fund — Class A	**	1,573,420

*	DWS	Moderate Allocation Fund — Class A	**	1,451,480

*	DWS	Equity 500 Index Fund — Investment Class	**	1,296,120

	Allianz	NFJ Small Cap Value — A	**	741,021

*	DWS	Value Builder Fund — Class A	**	673,949

*	DWS	RREEF Real Estate Securities Fund — Class A	**	472,673

	Lord Abbett	Mid-Cap Value Fund — Class P	**	460,992

*	DWS	International Select Equity Fund — Class A		427,688

	Pimco	Real Return Fund — Class R	**	259,588

*	DWS	Micro Cap Fund — Class A		222,922

*	DWS	Growth Allocation Fund — Class A	**	72,768

*	DWS	Conservative Allocation Fund — Class A	**	68,489

*	DWS	Growth Plus Allocation Fund — Class A	**	267

*	Participant loans	4.0% — 10.5%; 1 — 5 years	-0-	607,208

				$40,516,566

*	A party in interest as defined by ERISA

**	Cost not necessary due to partipant-directed investments in mutual funds, common collective trust and common stock

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN

Date: June 27, 2006
/s/ Roger S. Manny

Roger S. Manny, Trustee

Exhibit Index

NUMBER	Exhibit
23*	Consent of independent accountants

99.1*	Certification of the December 31, 2005 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith